NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

 As at and for the three and

 nine month periods ended

September 30, 2013

 NXT ENERGY SOLUTIONS INC.

 Consolidated Balance Sheets

(Unaudited - Expressed in Canadian dollars)

	As at the period ended

	September 30,	December 31,
	2013	2012

Assets

Current assets
Cash and cash equivalents	$ 275,078	$ 5,052,594
Short-term investments	2,871,179	55,000
Restricted cash [note 3]	52,233	433,369
Accounts receivable	285,296	472,308
Work-in-progress	-	976,463
Prepaid expenses and other	115,828	140,649
	3,599,614	7,130,383
Long term assets
Property and equipment [note 4]	286,593	327,839

	$ 3,886,207	$ 7,458,222

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities [note 5]	$ 657,703	$ 1,623,724
Deferred revenue	-	317,103
Fair value of derivative instruments [note 12]	1,344,000	241,000
	2,001,703	2,181,827
Long term liabilities
Asset retirement obligation [note 6]	63,560	61,813
	2,065,263	2,243,640

Future operations [note 1]
Commitments and contingencies [note 15]
Subsequent events [notes 11 (iii) and 18]

Shareholders' equity
Common shares [note 7]: - authorized unlimited
Issued: 41,561,626 (2012 - 39,554,959) common shares	59,885,820	56,623,686
Preferred shares [note 8]: - authorized unlimited
Issued: 8,000,000 (2012 - 10,000,000) Preferred shares	232,600	3,489,000
Contributed capital	5,715,193	5,406,193
Deficit	(64,723,604)	(61,015,232)
Accumulated other comprehensive income	710,935	710,935

	1,820,944	5,214,582

	$ 3,886,207	$ 7,458,222

Signed "George Liszicasz"	Signed "John Agee"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

 Consolidated Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30,		ended September 30,

	2013	2012	2013	2012

Revenue

Survey revenue [note 16]	$ -	$ -	$ 2,684,095	$ 5,210,183

Expense

Survey costs	8,626	(24,170)	1,550,874	2,355,877
General and administrative	1,097,817	1,066,959	3,029,904	3,151,889
Stock based compensation expense [note 10]	122,000	78,000	309,000	206,000
Amortization of property and equipment	18,967	29,309	61,709	83,266

	1,247,410	1,150,098	4,951,487	5,797,032

Other expense (income)

Interest expense (income), net	(7,965)	(1,527)	(18,005)	2,209
Foreign exchange loss (gain)	16,398	68,606	(133,399)	18,211
Oil and natural gas operations	8,421	6,583	12,953	11,345
Other expense	14,901	11,423	76,885	28,510
Change in fair value of derivative instruments [note 12]	1,243,000	158,000	1,103,000	167,857

	1,274,755	243,085	1,041,434	228,132

Loss before income taxes	(2,522,165)	(1,393,183)	(3,308,826)	(814,981)
Income tax expense [note 13]	-	-	399,546	209,614

Loss and comprehensive loss	$ (2,522,165)	$ (1,393,183)	$ (3,708,372)	$ (1,024,595)

Loss per share [note 9]
Basic	$ (0.06)	$ (0.03)	$ (0.09)	$ (0.03)
Diluted	$ (0.06)	$ (0.03)	$ (0.09)	$ (0.03)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

 Consolidated Statements of Cash Flows

(Unaudited - Expressed in Canadian dollars)

	For the three months		For the nine months
	ended September 30,		ended September 30,

	2013	2012	2013	2012

Cash provided by (used in):

Operating activities

Comprehensive loss for the period	$ (2,522,165)	$ (1,393,183)	$ (3,708,372)	$ (1,024,595)
Items not affecting cash:
Stock-based compensation expense	122,000	78,000	309,000	206,000
Amortization of property and equipment	18,967	29,309	61,709	83,266
Change in fair value of derivative instruments [note 12]	1,243,000	158,000	1,103,000	167,857
Accretion of asset retirement obligation	1,000	980	2,960	2,895
Asset retirement obligations paid	-	-	(1,213)	-

	1,384,967	266,289	1,475,456	460,018
	(1,137,198)	(1,126,894)	(2,232,916)	(564,577)
Changes in non-cash working capital balances [note 14]	40,048	(463,380)	(94,828)	(2,234,230)

Net cash used in operating activities	(1,097,150)	(1,590,274)	(2,327,744)	(2,798,807)

Financing activities

Issue of common shares and warrants, net of issue costs	-	-	-	2,886,024
Proceeds from exercise of stock options and warrants	5,734	-	5,734	326,010
Repayment of capital lease obligation	-	-	-	(8,591)

Net cash generated by financing activities	5,734	-	5,734	3,203,443

Investing activities

Purchase of property and equipment	-	(9,893)	(20,463)	(30,297)
Decrease (increase) in restricted cash	281,500	50,198	381,136	(92,017)
Decrease (increase) in short-term investments	393,829	(297,121)	(2,816,179)	(307,121)

Net cash generated by (used in) investing activities	675,329	(256,816)	(2,455,506)	(429,435)

Net cash (outflow) for the period	(416,087)	(1,847,090)	(4,777,516)	(24,799)
Cash and cash equivalents, beginning of the period	691,165	3,331,237	5,052,594	1,508,946

Cash and cash equivalents, end of the period	$ 275,078	$ 1,484,147	$ 275,078	$ 1,484,147

Supplemental information

Cash interest paid (received), net	(7,965)	(1,527)	(18,005)	2,209
Cash taxes paid	$ -	$ -	$ 399,546	$ 209,614

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

 Consolidated Statements of Shareholders' Equity

(Unaudited - Expressed in Canadian dollars)

	For the nine months
	ended September 30,

	2013	2012

Common Shares

Balance at beginning of the period	$ 56,623,686	$ 53,756,687
Issued on conversion of preferred shares [notes 7 and 8]	3,256,400	-
Issued upon exercise of warrants	-	278,760
Issued upon exercise of stock options	5,734	47,250
Issued through private placement financings, net of issue costs [note 7]	-	2,886,024
Value attributed to derivative instruments related to warrants
issued in private placement financings [note 7 and 12]	-	(409,143)
Transfer from contributed capital upon exercise
of stock options and warrants	-	45,733

Balance at end of the period	59,885,820	56,605,311

Preferred Shares

Balance at beginning of the period	3,489,000	3,489,000
Conversion of preferred shares to common shares [notes 7 and 8]	(3,256,400)	-

Balance at end of the period	232,600	3,489,000

Contributed Capital

Balance at beginning of the period	5,406,193	5,205,301
Recognition of stock based compensation expense	309,000	206,000
Contributed capital transferred to common shares pursuant
to exercise of stock options and warrants	-	(45,733)

Balance at end of the period	5,715,193	5,365,568

Deficit

Balance at beginning of the period	(61,015,232)	(63,077,960)
Net loss and comprehensive loss for the period	(3,708,372)	(1,024,595)

Balance at end of the period	(64,723,604)	(64,102,555)

Accumulated Other Comprehensive Income

Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of the period	$ 1,820,944	$ 2,068,259

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | - 1 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

1. History and Future Operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas industry to help aid in identifying areas with hydrocarbon reservoir potential. Specific rights to this technology were acquired from NXT's current Chief Executive Officer and President (the "CEO") under a technology transfer agreement (the "TTA") which has a term to December 31, 2015. The TTA requires the completion of various conditions, including conversion by NXT of an original total of 10,000,000 convertible preferred shares which were issued (see note 8).

Prior to 2006 the Company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®, including conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the Company had accumulated a deficit of approximately $47.6 million in conducting these activities.

This early period was effective in developing the SFD® technology to the point that the Company could commence the "commercialization" phase in 2006. SFD® survey services began to be offered to potential clients engaged in oil and gas exploration activities with an initial focus on companies operating in the western Canadian sedimentary basin. Subsequently, in 2008, NXT commenced to focus its sales activities towards international and frontier exploration markets.

NXT is still in the early stages of commercializing its SFD® technology, and the generation of positive cash flow from operations will depend largely on its ability to demonstrate the value of the SFD® survey system to a much wider client base. NXT recognizes that this early commercialization phase can last for several years and that its' financial position is currently dependent upon a limited number of client projects, on obtaining additional financing when needed, and attracting future clients.

These consolidated financial statements have been prepared on a "going concern" basis in accordance with generally accepted accounting principles of the United States of America ("US GAAP").  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption, primarily due to current uncertainty about the timing and magnitude of future SFD® survey revenues. NXT recognizes that it has limited ability to support operations significantly beyond 2013 without generating sufficient new revenue sources (see also note 18) or securing additional financing if required.

NXT realized significant growth and improvement in its financial position in 2012, and is working to expand operations in order to generate positive net income and cash flow from operations in future years with its existing business model. However, the occurrence and timing of this outcome cannot be predicted with certainty. NXT's ability to continue as a going concern will also depend on its ability to further develop, and ultimately retain the SFD® technology that was acquired under the TTA.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should NXT be unable to raise additional capital or generate sufficient net income and cash flow from operations as required in future years in order to continue as a going concern.

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | - 2 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

2. Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2012.

3. Restricted cash

Restricted cash consists of US dollar money market securities which have been deposited by NXT with financial institutions as security in order for these institutions to issue bank letters of credit for the benefit of NXT’s clients. These letters of credit are related to contractual performance requirements on certain SFD® survey contracts.

4. Property and equipment

	September 30,	December 31,
	2013	2012
Survey equipment	$ 626,286	$ 623,081
Furniture and other equipment	528,420	528,420
Computers and software	1,097,560	1,080,302
Leasehold improvements	382,157	382,157
Accumulated amortization and impairment	2,634,423 (2,347,830)	2,613,960 (2,286,121)
	286,593	327,839

5. Accounts payable and accrued liabilities

	September 30,	December 31,
	2013	2012
Accrued liabilities related to:
Consultants and professional fees	$ 143,390	$ 114,640
Survey expenses	-	29,686
Board of Directors' fees	47,500	60,000
Wages and bonuses payable	9 ,935	351,780
Vacation pay	79,079	51,078
Trade payables, payroll withholdings and other	279,904 377,799	607,184 1,016,540
	657,703	1,623,724

6. Asset retirement obligation

Asset retirement obligations ("ARO") relate to oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The Company's obligation relates to its interests in 8 gross (1.1 net) wells that were drilled in the years 2000 through 2004. ARO have an estimated future liability of approximately $65,000 and is based on estimates of the future timing and costs to remediate, reclaim and abandon the wells within the next three years. The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | - 3 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

	September 30,	December 31,
	2013	2012

Asset retirement obligation, beginning of the period	$ 61,813	$ 57,953
Accretion expense	2,960	3,860
Costs incurred	(1,213)	-
Asset retirement obligation, end of the period	63,560	61,813

7. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the nine months ended
	September 30, 2013		September 30, 2012
	# of shares	$ amount	# of shares	$ amount
As at beginning of the period	39,554,959	$ 56,623,686	34,757,396	$ 53,756,687
Transactions during the period:
Conversion of preferred shares (i)	2,000,000	3,256,400	-	-
Issued through private placement
financings, net of issue costs (ii)	-	-	4,258,005	2,886,024
Value attributed to warrants issued in
the private placement financings (ii)	-	-	-	(409,143)
Issued on exercise of stock options	6,667	5,734	75,000	47,250
Issued on exercise of warrants	-	-	464,558	278,760
Transfer from contributed surplus upon
exercise of stock options and warrants	-	-	-	45,733
As at the end of the period	41,561,626	59,885,820	39,554,959	56,605,311

(i)	NXT also has outstanding a total of 8,000,000 preferred shares (see note 8) which are convertible on a 1 for 1 basis into an additional maximum of 8,000,000 common shares by December 31, 2015. An initial total of 2,000,000 of these preferred shares were converted into 2,000,000 common shares of the Company effective May 22, 2013.
(ii)	In March and May 2012, NXT conducted private placement financings (the "2012 Financings") which consisted of units issued at a price of US $0.75 (the "Units"). Each Unit consisted of one NXT common share and one warrant (the "Warrants") to purchase an additional NXT common share at a price of US $1.20. The Warrants have a term of two years from the date of issue, and the expiry can be accelerated at the option of NXT (the “Acceleration”) in the event that it issues a press release advising that its common shares have traded on the US OTCBB Exchange at a price exceeding US $1.50 for 20 consecutive trading days. Any Warrants subject to such Acceleration shall expire 30 days after such notice.

In connection with the 2012 Financings, NXT paid finder's fees totalling US $183,612 and issued a total of 244,816 finder's warrants (which have the same terms as the Warrants noted above). The 2012 Financings had three separate closings in March, 2012 and one on May 4, 2012, which are summarized as follows:

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | - 4 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

	March, 2012	May 4, 2012	2012 total

Proceeds (in US dollars)	2,216,005	977,500	3,193,505

Proceeds (in Cdn $)	2,210,690	972,442	3,183,132
Share issue costs incurred	(187,844)	(109,264)	(297,108)
Proceeds, net of issue costs	2,022,846	863,178	2,886,024

Number of common shares issued	2,954,672	1,303,333	4,258,005
Number of Warrants issued	2,954,672	1,303,333	4,258,005
Number of finder’s warrants issued	162,416	82,400	244,816
	3,117,088	1,385,733	4,502,821

Fair value attributed to Warrants issued	249,143	160,000	409,143

Two Officers of the Company subscribed for a total of US $40,000 of the 2012 Financings.

The common shares that were issued under the 2012 Financings were recorded at a value equal to the proceeds received of $3,183,132 ($2,886,024, net of related issue costs totalling $297,108), and reduced by $409,143 which was the estimated fair value attributed to the 4,502,821 Warrants that were issued (see also note 11).

8. Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.

In 2005, the Company issued 10,000,000 series 1 preferred shares (the "Preferred Shares") to its CEO pursuant to the execution of the Technical Transfer Agreement (see note 1) in exchange for the rights to utilize the SFD® technology for hydrocarbon exploration.

These Preferred Shares are non-voting, and are convertible into up to 10,000,000 NXT common shares (on a 1 for 1 basis) under the following terms:

•	2,000,000 of the Preferred Shares became convertible into common shares upon issue. In April 2013, the holder gave notice to NXT to formally convert these 2,000,000 Preferred Shares into 2,000,000 common shares, which occurred effective May 22, 2013 (see note 7(i)).
•	The remaining 8,000,000 Preferred Shares are subject to conditions related to potential future conversion. They may become convertible into common shares in four separate increments of 2,000,000 Preferred Shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015.
•	An additional bonus of 1,000,000 common shares are issuable in the event that cumulative revenues exceed US $500 million.
•	Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in United States dollars, and calculated in accordance with generally accepted accounting principles.
•	In the event that the final cumulative revenue threshold of US $500 million is not achieved by December 31, 2015, NXT has the option to either redeem any remaining unconverted Preferred Shares for a price of $0.001 per share and forfeit its rights to the SFD® technology, or elect to retain the ownership of the SFD® technology by converting all of the remaining Preferred Shares into common shares.

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | - 5 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

The Preferred Shares do not participate in any dividends, and are not transferable except with the consent of the Board of Directors of NXT.

As at September 30, 2013, the Company had generated cumulative revenue of approximately US $25.8 million (December 31, 2012 - US $23.1 million) that is eligible to be applied to the above noted conversion thresholds.

The Preferred Shares were originally recorded at their estimated fair value as at December 31, 2005, with the total substantially assigned to the 2,000,000 Preferred Shares portion which was immediately convertible. The remaining Preferred Shares were assigned a nominal value in 2005, reflecting the uncertainty that the required revenue objectives would be achieved to allow conversion into common shares, as follows:

	# of Preferred	recorded
	Shares	value

convertible upon issue effective December 31, 2005	2,000,000	$ 3,256,400
conditionally convertible on or before December 31, 2015	8,000,000	232,600
	10,000,000	3,489,000

The number of preferred shares outstanding is as follows:

	For the nine months ended
	September 30, 2013		September 30, 2012

	# of shares	$ amount	# of shares	$ amount

As at beginning of the period	10,000,000	$ 3,489,000	10,000,000	$ 3,489,000
Conversion of preferred shares (i)	(2,000,000)	(3,256,400)	-	-
As at the end of the period	8,000,000	232,600	10,000,000	3,489,000

9. Loss per share

	For the three months		For the nine months
	ended September 30,		ended September 30,

	2013	2012	2013	2012

Net loss for the period	(2,522,165)	(1,393,183)	(3,708,372)	(1,024,595)

Weighted average number of
shares outstanding:
Common shares issued	41,556,336	39,554,959	40,515,130	38,083,523
Convertible preferred shares (i)	-	2,000,000	1,040,293	2,000,000
Basic	41,556,336	41,554,959	41,555,423	40,083,523
Additional shares related to assumed
exercise of stock options and
warrants under the treasury
stock method (ii)	-	-	-	-
Diluted	41,556,336	41,554,959	41,555,423	40,083,523

Loss per share – Basic	(0.06)	(0.03)	(0.09)	(0.03)
Loss per share – Diluted	(0.06)	(0.03)	(0.09)	(0.03)

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | - 6 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

(i)	A total of 2,000,000 of the Preferred Shares (see note 8) are included in the above noted basic income (loss) per share calculations, as the criteria for them to convert to common shares had been met for each period in 2012 and 2013. The remaining 8,000,000 Preferred Shares are contingently issuable, and are included in the diluted number of shares outstanding if applicable.
(ii)	In periods in which a loss results, all outstanding stock options, common share purchase Warrants and the 8,000,000 contingently issuable Preferred Shares are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

10. Stock options

The following is a summary of stock options which are outstanding as at September 30, 2013:

			average remaining
Exercise	# of options	# of options	contractual
Price	outstanding	exercisable	life (in years)

$ 0.45	105,600	105,600	2.0
$ 0.53	150,000	150,000	0.3
$ 0.63	395,000	395,000	1.0
$ 0.66	150,000	-	4.5
$ 0.75	395,000	131,665	3.8
$ 0.76	330,000	-	4.3
$ 0.86	707,500	218,331	3.9
$ 1.16	435,000	345,000	2.8
$ 1.20	300,000	240,000	3.9
$ 1.30	20,000	-	4.9
	2,988,100	1,585,596	3.2

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2012 is as follows:

	For the nine months ended		For the year ended
	September 30, 2013		December 31, 2012

		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price

Options outstanding, beginning of the period	2,890,600	$ 0.86	2,473,100	$ 1.02
Granted	462,500	$ 0.76	1,900,000	$ 0.89
Forfeited	(253,333)	$ 0.87	(390,268)	$ 1.72
Expired unexercised	(105,000)	$ 0.75	(877,232)	$ 1.05
Cancelled	-	-	(140,000)	$ 0.63
Exercised	(6,667)	$ 0.86	(75,000)	$ 0.63
Options outstanding, end of the period	2,988,100	$ 0.84	2,890,600	$ 0.86

Options exercisable, end of the period	1,585,596	$ 0.85	970,600	$ 0.78

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise vests at a rate of one-third at the end of each of the first three years following the date of grant, except as otherwise noted below.

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | - 7 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

•	A total of 300,000 stock options were granted in August, 2012, with an average exercise price of $1.20, expiring August 2017, and with 20% of the options vesting after each 3 month period.
•	In July 2012 a total of 830,000 stock options with an exercise price of $0.86 were granted to Directors and Officers of NXT. In addition, two Directors of NXT surrendered for cancellation a total of 140,000 vested stock options, which had an exercise price of $0.63 per share, and an expiry date of December 12, 2012.
•	A total of 400,000 stock options were granted in December, 2011, at an average exercise price of $2.50, expiring June 1, 2013, and with 25% of the options vesting after each 3 month period. In 2012, a total of 200,000 of these options were forfeited and the remaining 200,000 expired.

Stock based compensation expense is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the nine months ended September 30,
	2013	2012

Stock based compensation expense for the period	$ 309,000	$ 206,000
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	4.0
Expected volatility in the price of common shares	75%	80%
Risk free interest rate	1.0%	1.0%
Weighted average fair market value per share at grant date	$ 0.46	$ 0.64
Intrinsic (or "in-the-money") value per share of options exercised	$ 0.46	$ 0.13

As of September 30, 2013 there was $726,000 (December 31, 2012 - $967,000) of unamortized stock based compensation expense related to non-vested stock options. This amount will be recognized in future expense over the remaining vesting periods of the underlying stock options.

11. Warrants to purchase common shares

The following is a summary of outstanding warrants to purchase common shares:

			exercise
	exercise	# of	proceeds
	price	warrants	received

Outstanding as at January 1, 2011	-	-	-
Issued on February 2011 private placement (see (i))	$ 0.60	3,345,920	-
Exercised in 2011	$ 0.60	(700,000)	420,000
Outstanding as at December 31, 2011	$ 0.60	2,645,920	420,000
Exercised in 2012	$ 0.60	(464,558)	278,760
Expired on February 16, 2012	$ 0.60	(2,181,362)	-
	-	-	698,760
Issued in 2012 private placement financings (see (ii))	US$ 1.20	4,502,821	-
Outstanding as at December 31, 2012 and
September 30, 2013 (see (iii))	US$ 1.20	4,502,821	-

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | -8 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

Subject to earlier potential Acceleration of the expiry as indicated in note 7(ii), these warrants are scheduled to expire in 2014 as follows:

March 7, 2014	2,096,175
March 19, 2014	415,000
March 30, 2014	605,913
May 4, 2014	1,385,733
4,502,821

(i)	In February, 2011 NXT closed a private placement financing of Units which included a total of 3,345,920 warrants which had an exercise price of $0.60 and an expiry date of February 16, 2012.
(ii)	The estimated fair value attributed to the 4,502,821 total US$ Warrants that were issued in the 2012 Financings (see note 7(ii)) was $409,143, determined using the weighted average assumptions listed in note 12(2).
(iii)	Subsequent to September 30, 2013, a total of 501,683 of the US $1.20 Warrants have been exercised, resulting in exercise proceeds of US $602,020.

12. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short term investments, restricted cash, accounts receivable, and accounts payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of holding U.S. and Colombian denominated financial instruments.

2) Derivative financial instruments:

As the exercise price of the Warrants issued in 2012 (see note 7(ii)) is in US dollars, which is a currency other than the functional currency of NXT, the Warrants are considered to have an embedded derivative and are required to be recorded at fair value each reporting period. The amount recorded for this instrument, which is included with current liabilities, will be adjusted to fair value at each period end over the life of the Warrants, with the changes in fair value reflected in earnings.

Financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The Company's only financial instruments recorded at fair value on a recurring basis are the US dollar denominated Warrants. NXT has classified these derivative financial instruments as level III where the fair value is determined by using valuation techniques that refer to both observable and unobservable market data. The valuation model was based on the Black-Scholes inputs noted below, as well as a discount to reflect the potential dilution impact upon exercise of the Warrants and NXT's low stock market liquidity.

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | -9 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

A continuity of the fair value of the derivative instruments balance is as follows:

	Nine months ended	Year ended
	September 30,	December 31,
	2013	2012

Balance, beginning of the period	$ 241,000	$ -
Value attributed to US$ common share purchase Warrants
issued in the 2012 Financings (see note 7(ii))	-	409,143
Increase (decrease) in fair value during the period	1,103,000	(168,143)
Balance, end of the period	1,344,000	241,000

The value attributed to the Warrants that were issued in the 2012 Financings was calculated at issuance in 2012, and is re-valued at each period end thereafter, using the Black-Scholes valuation model utilizing the following weighted average assumptions:

	For the nine months ended September 30,
	2013	2012

Expected dividends paid per common share	Nil	Nil
Expected life in years	0.3	1.0
Expected volatility in the price of common shares	56%	80%
Risk free interest rate	1.0%	1.2%
Weighted average fair market value per Warrant issued	n/a	US $0.08

13. Income tax expense

NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions. Payments made to NXT for services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain circumstances. For the nine month period ended September 30, 2013, NXT recorded foreign withholding taxes of $399,546 (2012 - $209,614) on a portion of its revenues that were generated on international projects.  Although such foreign taxes incurred can potentially be utilized in Canada as a foreign tax credit against future taxable earnings from the foreign jurisdictions, a full valuation allowance has been provided against this benefit.

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | - 10 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

14. Changes in non-cash working capital

The changes in non-cash working capital balances is comprised of:

	For the three months		For the nine months
	ended September 30		ended September 30

	2013	2012	2013	2012

Accounts receivable	(29,097)	(2,638,698)	187,012	(2,920,333)
Work-in-progress	-	(1,004,641)	976,463	58,019
Prepaid expenses	68,383	(40,023)	24,821	(144,427)
Accounts payable and accrued liabilities	762	363,634	(966,021)	(307,341)
Deferred revenue	-	2,856,348	(317,103)	1,079,852
	40,048	(463,380)	(94,828)	(2,234,230)

Portion attributable to:
Operating activities	40,048	(463,380)	(94,828)	(2,234,230)
Financing activities	-	-	-	-
Investing activities	-	-	-	-
	40,048	(463,380)	(94,828)	(2,234,230)

15. Commitments and contingencies

NXT has an operating lease commitment on its Calgary office space for a term through April 30, 2015 at a minimum monthly lease payment of $28,571 (including estimated operating costs). As at September 30, 2013, the estimated remaining minimum annual lease commitment is as follows:

For the year	Total minimum
ending December 31	lease payments

2013	$ 85,713
2014	342,850
2015	114,283
542,846

NXT currently does not own any of the aircraft which are used in its' survey operations, but has an annual agreement (which expires in January, 2014) to utilize a minimum annual volume of aircraft charter hours. The contract has a minimum commitment of $317,000 for 2013, of which approximately $285,000 remains to be met as at September 30, 2013.

16. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and has a one person administrative office in Colombia. NXT has no long term assets outside of Canada. Revenues were derived by geographic area as follows:

NXT ENERGY SOLUTIONS INC.
Notes to the Consolidated Financial Statements (unaudited)	page | - 11 -
As at and for the three and nine month periods ended September 30, 2013
(Expressed in Canadian dollars unless otherwise stated)

	For the three months		For the nine months
	ended September 30		ended September 30

	2013	2012	2013	2012

Pakistan	$ -	$ -	$ 2,659,292	$ -
South America (Colombia, Argentina)	-	-	-	4,534,041
Central America (Belize, Guatemala)	-	-	24,803	676,142
	-	-	2,684,095	5,210,183

17. Other related party transactions

NXT retains as legal counsel a law firm of which one of its Directors is a partner. For the nine months ended September 30, 2013, NXT incurred legal fees and share issuance costs totalling $17,083 (September 30, 2012 - $69,967) with this firm, for which a total of $7,711 is included in accounts payable and accrued liabilities as at September 30, 2013 (December 31, 2012 - $11,112).

Accounts payable and accrued liabilities includes a total of $49,865 (December 31, 2012 - $63,820) related to re-imbursement of expenses owing to persons who are Directors and Officers of NXT.

To date in 2013, NXT issued the following stock options (with a term of 5 years and 3 year vesting) to certain of its Directors and Officers:

		exercise	# of stock
	grant date	price	options

NXT Director	January 25, 2013	$ 0.76	150,000
NXT Officer	April 1, 2013	$ 0.66	150,000
NXT Directors	July 5, 2013	$ 0.86	52,500
			352,500

18. Other subsequent events

In November, 2013, NXT executed contracts totaling US $1.1 million, to conduct two separate SFD® survey projects in the United States.